Exhibit 99.1

BONA FILM GROUP LIMITED ANNOUNCES US$100 MILLION TERM LOAN FACILITY AGREEMENT

BEIJING, January 25, 2016 —Bona Film Group Limited (“Bona” or the “Company”) (NASDAQ: BONA), a leading film distributor and vertically integrated film company in China, today announced that on January 22, 2016, the Company entered into a US$100 million term loan facility agreement with an unrelated third party, Plum Blossom Investment Holding Limited, an affiliate of China Huarong International Holdings Limited. The facility is available for utilization within 15 business days from and including the date of the agreement. The loan may be used for activities including general working capital or other general corporate purposes. The loan is repayable on the second anniversary of the utilization date and is guaranteed by certain of Bona’s subsidiaries. Interest is payable on the loan.

About Bona Film Group Limited

Bona Film Group Limited (NASDAQ: BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates thirty movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

Safe Harbor and Informational Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expect,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

In China:	In the U.S.:
Peng Li	The Piacente Group, Inc.
Bona Film Group Limited	Investor Relations
Tel: +86-10-5631-0700-398	Don Markley
Email: ir@bonafilm.cn	Tel: (212) 481-2050
Email: bona@tpg-ir.com